Exhibit 99.1

New Release

AIR CANADA REPORTS ONE FULL YEAR OF RECORD LOAD FACTORS IN MARCH

•	Domestic passenger load factor at 79.0% - highest ever for March

•	System passenger load factor at 79.8% - highest ever for March

MONTRÉAL, April 6, 2005 - Air Canada reported a system load factor of 79.8 percent in March 2005, the highest ever for March. The mainline carrier flew 6.4 percent more revenue passenger miles (RPMs) in March 2005 than in March 2004, according to preliminary traffic figures. Overall, capacity increased by 1.7 percent, resulting in a load factor of 79.8 percent, compared to 76.3 percent in March 2004; an increase of 3.5 percentage points. In the domestic market, capacity decreased by 1.1 percent and traffic increased by 3.3 percent resulting in a domestic load factor of 79.0 percent - a 3.4 percentage point increase year over year.

Jazz, Air Canada’s regional airline subsidiary, flew 11.8 percent more revenue passenger miles in March 2005 than in March 2004, according to preliminary traffic figures. Capacity decreased by 3.0 percent, resulting in a load factor of 71.2 percent, compared to 61.8 per cent in March 2004; an increase of 9.4 percentage points.

Domestic traffic, on a combined basis for Air Canada and its regional carrier, Jazz, rose 5.6 percent.

“With a 3.5 percentage point increase over last year in March, Air Canada’s employees have now delivered one full year of record load factors,” said Montie Brewer, President and Chief Executive Officer. “I’m incredibly proud of their efforts particularly in view of the strong operational performance achieved while handling record volumes in March. Customer response to our simplified fares and other high value product offerings continues to grow. Air Canada has clearly become the airline of choice for Canadians with the lowest fares to the greatest number of destinations on an everyday basis.”

This discussion contains certain forward-looking statements, which involve a number of risks and uncertainties. As a result of many factors including acts or potential acts of terrorism, international conflicts, government regulations and government mandated restrictions on operations and pricing, fuel prices, industry restructuring, labour negotiations, the economic environment in general including foreign exchange and interest rates, the airline competitive and pricing environment, industry capacity decisions and new entrants as well as external events, actual results could differ from expected results and the differences could be material.

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AIR CANADA MAINLINE (Includes Jetz)
		March				Year-To-Date
		2005	2004	Change		2005	2004	Change
Traffic (RPMs millions)		3,615	3,399	+6.4%		10,112	9,648	+4.8%
Capacity (ASMs millions)		4,531	4,455	+1.7%		12,884	13,096	-1.6%
Load Factor		79.8%	76.3%	+3.5	pts	78.5%	73.7%	+4.8	pts

	RPMs	1,002	970	+3.3%		2,785	2,742	+1.6%
Canada	ASMs	1,269	1,283	-1.1%		3,594	3,769	-4.6%
	Load Factor	79.0%	75.6%	+3.4	pts	77.5%	72.8%	+4.7	pts

	RPMs	707	680	+4.0%		1,907	1,912	-0.3%
U.S. Transborder	ASMs	913	969	-5.8%		2,516	2,810	-10.5%
	Load Factor	77.4%	70.2%	+7.2	pts	75.8%	68.0%	+7.8	pts

	RPMs	792	768	+3.1%		2,090	2,015	+3.7%
Atlantic	ASMs	950	919	+3.4%		2,589	2,658	-2.6%
	Load Factor	83.4%	83.6%	-0.2	pts	80.7%	75.8%	+4.9	pts

	RPMs	654	583	+12.2%		1,848	1,716	+7.7%
Pacific	ASMs	819	736	+11.3%		2,285	2,175	+5.1%
	Load Factor	79.9%	79.2%	+0.7	pts	80.9%	78.9%	+2.0	pts

	RPMs	460	398	+15.6%		1,482	1,263	+17.3%
Other & Charter	ASMs	580	548	+5.8%		1,900	1,684	+12.8%
	Load Factor	79.3%	72.6%	+6.7	pts	78.0%	75.0%	+3.0	pts

AIR CANADA REGIONAL (Jazz)
	March				Year-To-Date
	2005	2004	Change		2005	2004	Change
Traffic (RPMs millions)	161	144	+11.8%		449	390	+15.1%
Capacity (ASMs millions)	226	233	-3.0%		643	666	-3.5%
Load Factor	71.2%	61.8%	+9.4	pts	69.8%	58.6%	+11.2	pts

Contacts :	Isabelle Arthur (Montréal)	(514) 422-5788
	Laura Cooke (Toronto)	(416) 263-5576
	Angela Mah (Vancouver)	(604) 270-5741

Internet :	aircanada.com